UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): May 7, 2012



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37,421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Dixie Group, Inc. will present its investor presentation on May 7, 2012.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated November 4, 2011, and is being furnished pursuant to Item 7.01; such information, including the information excerpted below in this Item 7.01, shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits
(99.1) Presentation Materials, May 7, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 7, 2012   **THE DIXIE GROUP, INC.**

                                                        /s/ Jon A. Faulkner
                                                        ─────────────────────────
                                                        Jon A. Faulkner
                                                        Chief Financial Officer



Exhibit 99.1



THE DIXIE GROUP

**May 2012
Investor
Presentation**

**Contact:
Jon Faulkner
CFO
The Dixie Group**

Phone: 706-876-5814

jon.faulkner@dixiegroup.com

Forward Looking Statements
The Dixie Group, Inc.



- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

2

Dixie History

THE DIXIE GROUP



DIXIE MERCERIZING COMPANY
Dixie
20

- Began operations in 1920
- Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering
- Refined focus on upper-end markets in 2004
- For over 90 years we have focused on specialized products
- Traditionally we have outperformed the industry and expect to do so in the future

3

Dixie Today



- Commitment to brands in the upper-end market with strong growth potential

- Diversified between Commercial and Residential markets

- Diversified customer base
  - Top 10 carpet customers
    - 17% of sales
  - Top 20 carpet customers
    - 20% of sales

4

New and Existing Home Sales
Seasonally Adjusted Rate



New 1,000   **Existing 1,000**



Source: National Association of Realtors (existing) and census.gov (new)

March 2011:

- **Existing home sales up 5% from a year ago and on a steady recovery**
- **New home sales have been near the 310,000 rate for over a year**
- **"Existing-home sales are moving up and down in a fairly narrow range that is well above the level of activity during the first half of last year. With job growth, low interest rates, bargain home prices and an improving economy, the pent-up demand is coming to market and we expect housing to be notably better this year."**

  Lawrence Yun, Chief Economist for the National Association of Realtors

5

Residential Remodeling
Owner-Occupied Improvements*



Steady recovery in 2009 through 2011 with predicted similar pattern for 2012.

Millions of dollars



http://www.census.gov/construction/c30/c30index.html   Private construction

6

The Industry versus GDP





2012

- We are starting to see a rebound in the relationship between carpet and rug shipments and GDP

- We believe that the long-term trend will once again be restored once purchases of existing homes rebounds

Residential and Commercial
Fixed Investment

THE DIXIE GROUP



Fixed Investment as % of GDP
(U.S.Dept. of Commerce)
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1969 Q1
1970 Q1
1971 Q1
1972 Q1
1973 Q1
1974 Q1
1975 Q1
1976 Q1
1977 Q1
1978 Q1
1979 Q1
1980 Q1
1981 Q1
1982 Q1
1983 Q1
1984 Q1
1985 Q1
1986 Q1
1987 Q1
1988 Q1
1989 Q1
1990 Q1
1991 Q1
1992 Q1
1993 Q1
1994 Q1
1995 Q1
1996 Q1
1997 Q1
1998 Q1
1999 Q1
2000 Q1
2001 Q1
2002 Q1
2003 Q1
2004 Q1
2005 Q1
2006 Q1
2007 Q1
2008 Q1
2009 Q1
2010 Q1
2011 Q1
Residential Fixed Investment % of GDP
Residential 42 Yr Average
Comercial Structures Fixed Investment as % of GDP
Commercial 42 Yr Average

No rebound in residential activity

Slight rebound in commercial activity

8

Consumer Sentiment
Conference Board





April 2012:

- **Consumer sentiment is moderating (blue)**

- **Upper-end consumer confidence is up (red)**

- **"Consumer Confidence was virtually unchanged in April" ….. "Overall, consumers are more upbeat about the state of the economy, but they remain cautiously optimistic."**

  — **Lynn Franco, Director of The Conference Board Consumer Research Center.**

1966 = 100

The Stock Market



April 2012

- The stock market has rebounded to pre-recession levels

- 2012 is positive but is still subject to macro events:
  - Europe,
  - US Election,
  - China

10

The Industry



Value of U.S. Carpet & Rug Mill Shipments
($ 000's)

Sales of The Dixie Group from 2003 through 2011
Dixie is gaining market share as the economy rebounds

Single year dips in Shipments during recessionary times

Multi-year decline in this downturn
Beginning of recovery

Source: U.S. Bureau of Economic Analysis

11

2010 U.S. Carpet Manufacturers



Carpet & Rug Sales	Dollars in Millions	% Total
Shaw	$ 3,024	31.2%
Mohawk	$ 2,442	25.2%
Beaulieu	$ 896	9.2%
Interface	$ 496	5.1%
Dixie	$ 225	2.3%
Other	$ 2,618	27.0%
Market	$ 9,701	100.0%

Source: Floor Focus

The Industry



2006 Carpet End Use	2011 Carpet End Use

Sales $10.19 Billion

Sales $7.16 Billion



Commercial
35%

Residential
65%



Commercial
43%

Residential
57%

Source: Floor Focus – Broadloom & Carpet Tile

Commercial %
2001 – 2011
From 32% to 43%

13

Dixie Group Carpet Sales

THE DIXIE GROUP

Dixie TTM Q1 2012 Carpet and Rug Sales by End Market

Commercial %
2001 – 2011
From 29% to 38%



High-End
Commercial
28%

High-End
Residential
72%

Carpet Dollar Sales
Indexed to 2008





Carpet Unit Sales
Indexed to 2008





16





ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS

Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)

ESTIMATED DATA

BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)

35% Market Share

Masland

Dixie Home

Fabrica

TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

| $0 | $8 | $14 | $21 | $28 | $35 | $42 | $49 |

INDUSTRY AVERAGE

PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

17

Excerpt from KSA Study dated May 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie Group High-End Residential Sales
All Brands

THE DIXIE GROUP





TTM Q1 2012


Fabrica, 19%
Masland, 41%
Dixie Home, 40%





Dixie Group High-End Residential Sales
All Brands

THE DIXIE GROUP

Sales by Channel for TTM Q1 2012
Commercial, 2%
Other, 1%
Distributor, 1%
Specialty - OEM, 1%
Builder, 3%
National Retailers, 2%
Mass Merchant, 15%
Designer, 19%
Retailer, 56%



19



Sales by Channel for TTM Q1 2012



Builder, 2%

Distributor, 1%

Mass Merchant, 37%

Retailer, 60%



- Well-styled moderate to upper priced residential broadloom line

- Dixie provides a "full line" to retailers

- Leverage needed by fiber suppliers for market access

- Selective distribution strategy attractive to retailers

- Growth initiatives
  - Stainmaster® SolarMax ® Fiber Technology
  - Durasilk (polyester) collection

21





Sales by Channel for TTM Q1 2012

Commercial, 5%

Other, 1%

Builder, 4%

National Retailers, 1%

Designer, 30%

Retailer, 59%

22



- Leading high-end brand with reputation for innovative styling, design and color
- High-end retail / designer driven
- Hand crafted and imported rugs
- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Wool products
    - Introduced in 2007
    - Now offering complete line to the industry

23



Sales by Channel for TTM Q1 2012



Specialty - OEM, 3%

Builder, 2%

National Retailers, 8%

Designer, 41%

Retailer, 46%



- Premium high-end brand
  - Superior quality in all aspects

- Designer focused

- Hand crafted and imported rugs

- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Focus on retail penetration
  - Full service supplier of wool to the designer trade with excellent service and support

25





Sales by Channel for TTM Q1 2012



- Other, 7%
- Health Care, 6%
- Gov't, 6%
- Store Planning, 19%
- Hospitality, 23%
- Corporate, 39%
- Education, 4%

Channels: Interior Design Specifier and Commercial End User

26

THE DIXIE GROUP



- Premium brand in the commercial marketplace

- Designer focused

- Strong national account base
  - Nordstrom's, Target, Sears, Belk, Delta Air Lines, AECOM, Club Corporation of America
- Growth initiative
  - Modular/carpet tile
  - End User Channel

27

Dixie Group Sales
$ in millions





Sales & Operating Income
$ in millions



	Y 2007	Y 2008	Y 2009	Y 2010	Y 2011
Net Sales	320.8	282.7	203.5	231.3	270.1
Net Income (Loss)	6.2	(31.5)	(42.2)	(4.7)	1.0
Non-GAAP Adjusted Operating Income (Loss)	16.7	1.5	(8.4)	(1.0)	5.1
Non-GAAP Adjusted EBITDA	29.6	15.2	5.1	10.6	14.8

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Net Sales	66.0	69.2	69.6	65.3	62.9
Net Income (Loss)	0.6	0.8	(0.0)	(0.4)	(0.2)
Non-GAAP Adjusted Operating Income (Loss)	1.7	1.7	1.2	0.5	0.6
Non-GAAP Adjusted EBITDA	4.2	4.1	3.6	2.9	3.0

Note: Q1 2011 had 14 operating weeks, all other periods had 13 operating weeks

- In 2012 we:
  - Improved Net Sales by 2.6% in Q1 while the industry is up < 2%
  - Plan capital expenditures of $6.0 million vs. D & A of $9.5 million

Note: Non-GAAP reconciliation starting on slide 33

29



Current Business Conditions
2012 Activity

THE DIXIE GROUP

Sales Activity:

- First quarter on a similar weeks basis to 2011, sales up 2.6%
  - Masland and Fabrica residential carpet sales up double digits
    - Total residential up nearly 6%
  - Commercial growth has slowed from previous quarters
- Opportunities in new products:
  - One of three mills introducing Stainmaster® SolarMax® products, offering inherent stain and fade resistance
  - One of two mills introducing Stainmaster® TruSoft™ products, offering the new standard in "soft"
  - Introducing our "permaset process" for wool that will allow our designer customers unlimited choices in colorations
  - Introduced our award winning Chrome Collection in the commercial marketplace

Outlook
Current quarter



Though the market has been difficult, we are encouraged by:

- Dixie's high end goods are growing faster than the lower end

- Positive market reception to our new products:
    - Masland and Fabrica Wool Collections continued growth
    - Masland Avenue – new technology with a woven look
    - New Stainmaster® SolarMax® and TruSoft™ products

- Our customer is increasing in confidence as the economy improves

- Having invested significantly in our capabilities for future growth and established our financial structure for the next 5 years

.....We will take advantage of market conditions as they improve







THE DIXIE GROUP



Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Net Sales as adjusted as Net Sales divided by the actual number of weeks and multiplied by the number of weeks in a normal period. (Note 1)

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. (Note 2)

The Company defines Adjusted EBIT as net income plus taxes and plus interest. (Note 3)

The Company defines Adjusted EBITDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined and plus other (income) expense - net. (Note 4)

The company defines Free Cash Flow as Net Incomes plus interest plus depreciation plus non cash impairment of assets and goodwil minus the net change in working capital minus the tax shield on interest minus capital expenditures net of asset sales. The change in net working capital is the change in current assets less current liabilities between periods. (Note 5)

Non-GAAP Information



Use of Non-GAAP Financial Information:			
Net Sales Adjusted - Note 1			
($ in thousands)	Q1 2011	Q1 2012	Y/Y Qtr Chge
Weeks in Period	14	13	
Net Sales as Reported	65,954	62,851	-4.7%
Adjustment for Weeks	(4,711)	-	7.3%
Non-GAAP Net Sales as Adjusted (Note 1)	$ 61,243	$ 62,851	2.6%

34

Use of Non-GAAP Financial Information:					

Note a: Restated

Adjusted Operating Income (Loss) - Note 2					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011
Operating income (loss)	16,707	(28,460)	(45,389)	(2,570)	5,668
Plus: Facility consolidation and severance expenses	-	2,317	4,091	1,556	(563)
Plus: Impairment of assets	-	4,478	1,459	-	-
Plus: Impairment of goodwill	-	23,121	31,406	-	-
Non-GAAP Adjusted Operating Income (Loss) (Note 2)	$ 16,707	$ 1,456	$ (8,433)	$ (1,014)	$ 5,105

Adjusted Earnings before Interest and Taxes (EBIT) - Note 3					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011
Net income (loss) as reported	6,247	(31,481)	(42,241)	(4,654)	986
Less: Income (loss) from discontinued operations, net of	(521)	(313)	(382)	(281)	(286)
Plus: Taxes	3,686	(2,931)	(8,870)	(2,604)	684
Plus: Interest	6,347	5,965	5,521	4,124	3,470
Non-GAAP Adjusted EBIT (Note 3)	$ 16,801	$ (28,134)	$ (45,208)	$ (2,853)	$ 5,426

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) - Note 4					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011
Non-GAAP Adjusted EBIT (from above)	16,801	(28,134)	(45,208)	(2,853)	5,426
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	9,649
Plus: Facility consolidation and severance expenses	-	2,317	4,091	1,556	(563)
Plus: Impairment of assets	-	4,478	1,459	-	-
Plus: Impairment of goodwill	-	23,121	31,406	-	-
Plus: Other (income) expense - net	(94)	(326)	(181)	282	242
Non-GAAP Adjusted EBITDA (Note 4)	$ 29,648	$ 15,208	$ 5,071	$ 10,560	$ 14,754

Use of Non-GAAP Financial Information:					

Adjusted Operating Income (Loss) - Note 2					
($ in thousands)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Operating income (loss)	1,668	2,300	1,178	520	620
Plus: Facility consolidation and severance expenses	-	(563)	-	-	-
Plus: Impairment of assets	-	-	-	-	-
Plus: Impairment of goodwill	-	-	-	-	-
Non-GAAP Adj. Operating Income (Loss) (Note 2)	$ 1,668	$ 1,738	$ 1,178	$ 520	$ 620

Adjusted Earnings before Interest and Taxes (EBIT) - Note 3					
($ in thousands)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Net income (loss) as reported	623	766	(43)	(361)	(181)
Less: Income (loss) from discontinued, net tax	(21)	(42)	(65)	(158)	(77)
Plus: Taxes	109	582	(44)	36	(5)
Plus: Interest	932	900	904	735	726
Non-GAAP Adjusted EBIT (Note 3)	$ 1,685	$ 2,290	$ 882	$ 568	$ 617

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) - Note 4					
($ in thousands)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Non-GAAP Adjusted EBIT (from above)	1,685	2,290	882	568	617
Plus: Depreciation and amortization	2,519	2,360	2,422	2,348	2,402
Plus: Facility consolidation and severance expenses	-	(563)	-	-	-
Plus: Impairment of assets	-	-	-	-	-
Plus: Impairment of goodwill	-	-	-	-	-
Plus: Other (income) expense - net	(17)	10	296	(48)	3
Non-GAAP Adjusted EBITDA (Note 4)	$ 4,188	$ 4,099	$ 3,599	$ 2,869	$ 3,022

36

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.

Non-GAAP Information



Use of Non-GAAP Financial Information:					

Free Cash Flow (FCF) - Note 5					
($ in thousands)	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Non-GAAP Adjusted EBIT (from above)	1,685	2,290	882	568	617
Times: 1 - Tax Rate = EBIAT	1,096	1,489	573	369	401
Plus: Depreciation and Amortization	2,519	2,360	2,422	2,348	2,402
Plus: Non Cash Impairment of Assets and Goodwill	-	-	-	-	-
Minus: Net change in Working Capital	5,110	(779)	1,991	3,599	5,431
Non-GAAP Cash from Operations	(1,495)	4,628	1,004	(881)	(2,628)
Minus: Capital Expenditures net of Asset Sales	1,100	1,038	2,053	2,544	1,132
Non-GAAP Free Cash Flow (Note 5)	(2,595)	3,590	(1,049)	(3,425)	(3,760)
Current Assets	108,035	111,153	111,280	100,999	106,235
Current Liabilities	46,429	50,326	48,462	34,582	34,387
Net Working Capital	61,606	60,827	62,818	66,417	71,848
Change in Net Working Capital	5,110	(779)	1,991	3,599	5,431

Due to rounding, totals of the quarterly information for each of the years